February 27, 2025

Raghu Kilambi
Chief Executive Officer
Clean Energy Special Situations Corp.
c/o Bevilacqua PLLC
1050 Connecticut Ave, NW, Ste 500
Washington, DC 20036-5304

       Re: Clean Energy Special Situations Corp.
           Preliminary Proxy Statement on Schedule 14A
           Filed February 14, 2025
           File No. 001-40757
Dear Raghu Kilambi:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A
Risk Factors, page 2

1. We note that you have not filed your Annual Report on Form 10-K for your fiscal year ended December 31, 2023, and that you have not filed any Quarterly Reports on
       Form 10-Q during 2024, nor did you file Forms 12b-25 regarding the late filings of any 10-Qs in 2024. Please add a risk factor to discuss these facts, any obligations you have to file these reports, and associated risks resulting from your failure to do so.
We may not be able to complete a business combination. . ., page 4

2. With a view towards disclosure, please state whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please expand this risk factor to discuss this information.
 February 27, 2025
Page 2

Questions and Answers about the Special Meeting
Q: Why am I receiving this proxy statement?, page 6

3. We refer to your statements that your charter provides for the return of the initial public offering proceeds held in the trust account if you do not complete an initial business combination by December 28, 2024, and that you did not amend the charter to extend such deadline because of an "administrative oversight." Please expand your disclosure to discuss the facts and circumstances of this event, and also whether you had any discussions with your trustee since the expiration date.
General

4. We note your disclosure that, as of December 28, 2024, your charter expired, and that you are seeking to restore yourself pursuant to Section 311 of the General Corporation
       Law of the State of Delaware. We also note that previously, you indicated that you would wind up your operations if you were not able to enter into a business combination by December 28, 2024. Please revise to add risk disclosures as appropriate to discuss any risks associated with your failure to comply with Section
       A.3 of Article 6 as amended, pursuant to your Amended and Restated Certificate of
       Incorporation and any risks associated with neglecting to timely seek an extension.
5. Please update your disclosure to provide the correct address of the principal executive office of the registrant. Refer to Item 1 of Schedule 14A.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stacie Gorman at 202-551-3585 or Dorrie Yale at 202-551-8776 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Louis A. Bevilacqua, Esq.